Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

John Fanelli III

Executive Vice President and Chief Financial Officer

Tel: 215-309-7906

johnfanelli@hillintl.com

November 4, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Mail Stop 7010

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:                             Hill International, Inc.

Dear Mr. O’Brien:

On behalf of Hill International, Inc. (the “Company”), enclosed herewith is an unredacted copy of the Company’s position paper regarding the accounting issue raised in our discussion earlier today.

Sincerely,
Hill International, Inc.

By:	/s/ John Fanelli III
John Fanelli III
Executive Vice President and Chief Financial Officer

Encl.

Oman Muscat International and Salalah Airport Project (“Oman Project”)

Accounts Receivable and Revenue Recognition Memorandum

As of September 30, 2016

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.